Exhibit 99.45

Execution Version

SUPPORT AGREEMENT

THIS AGREEMENT made as of the 30th day of November, 2018.

BETWEEN:

CRESCO LABS, INC., a company organized under the laws of the Province of British Columbia, Canada (“Pubco”)

and

CRESCO U.S. CORP., a corporation incorporated under the laws of the State of Illinois (“Cresco US Corp”)

and

CRESCO LABS, LLC, a limited liability company organized under the laws of the State of Illinois (the “LLC”)

RECITALS:

A.	Prior to the Effective Time of this Agreement, Pubco:

(i)	changed its name from Randsburg International Gold Corp. to Cresco Labs Inc.;

(ii)

effected a share consolidation whereby each holder of pre-consolidation shares of Pubco’s issued and outstanding common shares surrendered 812.63 pre-consolidation shares of Pubco common stock to Pubco in exchange for one (1) post-consolidation share of Pubco’s common shares, which such common shares were immediately redesignated as subordinate voting shares (the “Pubco Subordinate Voting Shares”);

(iii)	authorized a new class of non-participating super voting shares (the “Pubco Super Voting Shares”);

(iv)	authorized a new class of proportionate voting shares (the “Pubco Proportionate Voting Shares”); and

(v)	subscribed for stock of Cresco US Corp. pursuant to which Pubco became the sole holder of all of the issued and outstanding voting stock of Cresco US Corp.

B.	Pursuant to a series of transactions that were effective prior to the Effective Time of this Agreement, all members of the LLC (other than Pubco, Cresco US Corp. or their affiliates):

(i)	retained their membership interests in the LLC, which were recapitalized into Redeemable LLC Units (as defined below) (collectively, the “LLC Recapitalization”); and/or

(ii)	transferred their membership interests in the LLC to Pubco for Pubco Proportionate Voting Shares and/or Super Voting Shares (the “Pubco Exchange”).

C.

Following the transactions described in Recital B above and prior to the Effective Time of this Agreement, Pubco transferred to Cresco US Corp. all membership interests in the LLC held by Pubco and such cash amounts received by Pubco on the windups of two Pubco subsidiaries in exchange for the issuance by Cresco US Corp. to Pubco of additional voting shares (the “Voting Shares”) of Cresco US Corp.

D.

Following the transactions described in Recital C above, the sole members of the LLC were Cresco US Corp. and the members who retained membership interests in the LLC pursuant to the LLC Recapitalization.

E.

Following the transactions described in Recital C above, the members of the LLC adopted an amended and restated limited liability company agreement of the LLC (the “A&R LLC Agreement”), pursuant to which:

(i)

the outstanding membership interests in the LLC were reorganized into common units (the “Common Units”), which (other than with respect to any Common Units held by Cresco US Corp.) have certain exchange and redemption rights (including rights to be redeemed or otherwise exchanged for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares) as provided in, and subject to the limitations of, the A&R LLC Agreement (the “Recapitalization”); and

(ii)

the issuance of long-term incentive plan units (“LTIP Units”) by the LLC was authorized (such units being convertible into Common Units having substantially similar exchange and redemption rights applicable to all Common Units described above).

F.

Following the Recapitalization, the outstanding securities that are redeemable or otherwise exchangeable pursuant to their terms for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares consist of the Common Units (other than any units held by Cresco US Corp. or its affiliates).

G.	Following the Recapitalization:

(i)	Pubco owns all of the issued and outstanding Voting Shares of Cresco US Corp.;

(ii)	Cresco US Corp. owns all of the Common Units of the LLC that are not redeemable or exchangeable;

(iii)	Cresco US Corp. is the sole manager of the LLC.

H.

Concurrently with the transactions described in Recital E above, the LLC, Cresco US Corp. and the other members of the LLC entered into a tax receivable agreement dated as of even date herewith (the “Tax Receivable Agreement”) pursuant to which Cresco US Corp. undertook certain obligations to pay certain sums to the other members of the LLC which are party to such Tax Receivable Agreement upon the occurrence of certain events as stated therein.

I.

For greater certainty the option exists for members of the LLC who hold Common Units to exchange such Common Units for Redeemable Corporation Shares (as defined below), which Redeemable Corporation Shares have certain exchange and redemption rights (including rights to be redeemed or otherwise exchanged for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares).

J.

Pubco, Cresco US Corp. and the LLC have agreed to execute a support agreement substantially in the form of this Agreement evidencing the manner in which the Parties shall support each other’s obligations under the transactions and documents described above.

NOW THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

“Agreement” means this Support Agreement, including all recitals and schedules, as it may be amended, supplemented and/or restated in accordance with its terms. Each term denoted herein by initial capital letters and not otherwise defined in this Agreement has the respective meaning given to it in the A&R LLC Agreement, unless the context requires otherwise.

“Effective Time” means the time that is concurrent with the adoption of the A&R LLC Agreement and the Tax Receivable Agreement.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Including

Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.4	No Strict Construction

The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

1.5	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.6	Statutory References

A reference to a statute includes all registrations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

1.7	Date for Any Action

If the date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made shall be made in accordance with U.S. GAAP consistently applied.

ARTICLE 2

COVENANTS OF PUBCO, CRESCO US CORP. AND THE LLC

2.1	Covenants Regarding Common Units Exchangeable or Redeemable for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares

1.

So long as any Common Units not owned by Cresco US Corp. or its affiliates are outstanding or Common Units are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of the LLC, Pubco will:

(a)

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit the LLC, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Common Units by a holder thereof (a “Unitholder”) in respect of each issued and outstanding Common Unit upon a redemption of such Common Units by the LLC and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit the LLC to cause to be delivered Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Common Units in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

(b)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco US Corp., if it elects to effect an exchange of Common

Units directly with the holder thereof, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the exchange of the Common Units by the Unitholder, and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco US Corp. to cause to be delivered Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and/or amounts in cash, as applicable, to the Unitholder in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any);

(c)

upon the election of Cresco US Corp. for Pubco to effect an exchange directly with a Unitholder, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Common Units directly with the holder thereof, in accordance with applicable law, including, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and/or amounts in cash, as applicable, to the Unitholder in accordance with the provisions of the A&R LLC Agreement, together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Common Units (if any); and

(d)

ensure that Cresco US Corp. does not exercise its vote as the Manager of the LLC to initiate the voluntary liquidation, dissolution or winding up of the LLC nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of the LLC.

2.	For greater certainty, and unless otherwise indicated by Pubco, Cresco US Corp. or the LLC (as applicable), the Parties shall satisfy their obligations under Section 2.1(1) above as follows:

(a)

upon notification of any redemption of Common Units by a Unitholder, Cresco US Corp. hereby elects to satisfy each such redemption pursuant to a Direct Exchange (as defined in the A&R LLC Agreement), pursuant to which Cresco US Corp. will acquire such Common Units from a unitholder in exchange for the delivery of the corresponding number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares;

(b)

Pubco will subscribe for additional Voting Shares of Cresco US Corp. for an aggregate subscription price equal to the fair market value of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares required to be delivered to such Unitholder (the “Cresco US Corp. Internal Share Subscription for LLC Redemption”);

(c)

Cresco US Corp. will direct Pubco to deliver, on behalf of Cresco US Corp., the number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares owing by Cresco US Corp. to the Unitholder as fully-paid shares, which delivery shall be in full satisfaction of both (i) the obligation of Cresco US Corp. to deliver such Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares to the Unitholder; and (ii) Pubco’s obligation to pay to Cresco US Corp. the subscription price for the Cresco US Corp. Internal Share Subscription for LLC Redemption; and

(d)	upon delivery by Pubco of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares pursuant to the direction described above:

(i)	Cresco US Corp. will issue the additional Cresco US Corp. Voting Shares to Pubco as fully-paid; and

(ii)

Pubco shall add an amount to the capital account maintained in respect of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, as applicable, an amount equal to the fair market value of the consideration received by Pubco for the issuance of such Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, as applicable, delivered to the Unitholder (being the Cresco US Corp. Voting Shares issued to Pubco pursuant to the Cresco US Corp. Internal Share Subscription for LLC Redemption).

2.2	Covenants Regarding Cresco US Corp. Shares Exchangeable or Redeemable for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares

1.

So long as any shares of stock of Cresco US Corp. not owned by Pubco or its affiliates which are redeemable or exchangeable for Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares (“Redeemable Corporation Shares” and together with the Voting Shares, the “Cresco US Corp. Shares”) are outstanding or any Redeemable Corporation Shares are issuable pursuant to the exercise, conversion or exchange of any outstanding securities of Cresco US Corp., Pubco will:

(a)

take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Cresco US Corp., in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a redemption of Redeemable Corporation Shares by a holder thereof (a “Redeemable Share Shareholder”) in respect of each issued and outstanding Redeemable Corporation Share upon a redemption of such Redeemable Corporation Shares by Cresco US Corp. and, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to enable and permit Cresco US Corp. to cause to be delivered Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and/or amounts in cash, as applicable, to the holders of Redeemable Corporation Shares in accordance with the articles of incorporation of Cresco US Corp., together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Redeemable Corporation Shares (if any);

(b)	upon the election of Cresco US Corp. for Pubco to effect an exchange directly with a Redeemable Share Shareholder, take all such actions and do all things as are reasonably necessary or desirable to effect the exchange of Redeemable Corporation Shares directly with the holder thereof, in accordance with applicable law, including, without limiting the generality of the foregoing, take all such actions and do all such things as are necessary or desirable to cause to be delivered directly Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and/or amounts in cash, as applicable, to the Redeemable Share Shareholder in accordance with the provisions of the articles of incorporation of Cresco US Corp., together with an amount in cash sufficient to pay any amount to be paid in respect of unpaid distributions with respect to such Redeemable Corporation Shares (if any); and

(c)

ensure that Cresco US Corp. is not voluntarily liquidated, dissolved or wound up nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Cresco US Corp.

2.	For greater certainty, and unless otherwise indicated by Pubco or Cresco US Corp. (as applicable), the Parties shall satisfy their obligations under Section 2.2(1) above as follows:

(a)

upon notification of any redemption of Redeemable Corporation Shares by a Redeemable Share Shareholder, Cresco US Corp. hereby elects to redeem such Redeemable Corporation Shares in exchange for the delivery of the corresponding number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares;

(b)

Pubco will subscribe for additional Voting Shares of Cresco US Corp. for an aggregate subscription price equal to the fair market value of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares required to be delivered to such Redeemable Share Shareholder (the “Cresco US Corp. Internal Share Subscription for Cresco US Corp. Redemption”);

(c)

Cresco US Corp. will direct Pubco to deliver, on behalf of Cresco US Corp., the number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares owing by Cresco US Corp. to the Redeemable Share Shareholder as fully-paid shares, which delivery shall be in full satisfaction of both (i) the obligation of Cresco US Corp. to deliver such Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares to the Redeemable Share Shareholder; and (ii) Pubco’s obligation to pay to Cresco US Corp. the subscription price for the Cresco US Corp. Internal Share Subscription for Cresco US Corp. Redemption; and

(d)	upon delivery by Pubco of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares pursuant to the direction described above:

(i)	Cresco US Corp. will issue the additional Cresco US Corp. voting stock to Pubco as fully-paid shares; and

(ii)

Pubco shall add an amount to the capital account maintained in respect of the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, as applicable, an amount equal to the fair market value of the consideration received by Pubco for the issuance of such Pubco

Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, as applicable, delivered to the Redeemable Share Shareholder (being the Cresco US Corp. Voting Shares issued to Pubco pursuant to the Cresco US Corp. Internal Share Subscription for Cresco US Corp. Redemption).

2.3	Reservation of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares

Pubco hereby represents, warrants and covenants in favour of the LLC and Cresco US Corp. that Pubco will, at all times while any Common Units (or other rights pursuant to which Common Units may be acquired upon the exercise, conversion or exchange thereof) other than Common Units held by Cresco US Corp. or its affiliates are outstanding, and at all times while any Redeemable Corporation Shares (or other rights pursuant to which Redeemable Corporation Shares may be acquired upon the exercise, conversion or exchange thereof) other than Redeemable Corporation Shares held by Pubco or its affiliates are outstanding, authorize for issuance such number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares (or other shares or securities into which Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares may be reclassified or changed) without duplication: (a) as is equal to the sum of (i) the number of Common Units issued and outstanding from time to time; (ii) the number of Common Units issuable upon the exercise, conversion or exchange of all rights to acquire Common Units outstanding from time to time; (iii) the number of Redeemable Corporation Shares issued and outstanding from time to time; and (iv) the number of Redeemable Corporation Shares issuable upon the exercise, conversion or exchange of all rights to acquire Redeemable Corporation Shares outstanding from time to time, in each case, excluding such Common Units, Redeemable Corporation Shares and rights held by Pubco or any of its affiliates; and (b) as are now and may hereafter be required to enable and permit Pubco and its affiliates to meet their respective obligations under the A&R LLC Agreement and the Tax Receivable Agreement, to enable and permit Cresco US Corp. to meet its obligations under each of the A&R LLC Agreement and the Tax Receivable Agreement with respect to the delivery of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and cash payments contemplated under the Tax Receivable Agreement and to enable and permit the LLC to meet its obligations under the A&R LLC Agreement. Nothing contained herein shall be construed to preclude Pubco from satisfying its obligations in respect of any redemption or exchange contemplated in Sections 2.1 and 2.2 herein by delivery of purchased Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares (which may or may not be held in the treasury of Pubco) or the delivery of cash pursuant to a redemption or exchange of Common Units or Redeemable Corporation Shares. Pubco covenants that all Subordinated Voting Shares issued upon such a redemption or exchange will, upon issuance, be validly issued, fully paid and non-assessable.

2.4	Stock Exchange Listing

Pubco covenants and agrees in favour of the LLC and Cresco US Corp. that, as long as any outstanding Common Units (or other rights pursuant to which Common Units may be acquired) are owned by any Person other than Cresco US Corp. or any of its affiliates, and as long as any Redeemable Corporation Shares (or other rights pursuant to which Redeemable Corporation Shares may be acquired) are owned by any Person other than Pubco or any of its affiliates, Pubco will use its reasonable efforts to maintain a listing for Pubco Proportionate Voting Shares and/or

Pubco Subordinate Voting Shares on a stock exchange which is a designated stock exchange within the meaning of the Income Tax Act (Canada) and to ensure that Pubco is a “public corporation” within the meaning of the Income Tax Act (Canada).

2.5	Notification by Pubco of Certain Events

In order to assist Cresco US Corp. and the LLC in complying with their respective obligations hereunder, Pubco will notify the LLC and Cresco US Corp. of each of the following events at the time set forth below:

(a)	promptly, upon the earlier of receipt by Pubco of notice of and Pubco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings; and

(b)

as soon as practicable upon the split, consolidation, reclassification, recapitalization or other change in the outstanding securities of Pubco and the issuance by Pubco of any Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares or rights to acquire Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares (other than the issuance of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares and rights to acquire Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares contemplated in connection with the Letter Agreement).

2.6	Notification by the LLC of Certain Events

In order to assist Pubco in complying with its obligations hereunder and to permit Cresco US Corp. and/or Pubco to exercise a direct exchange of Common Units pursuant to the terms of the A&R LLC Agreement, the LLC will notify Pubco and Cresco US Corp. of each of the following events at the time set forth below:

(a)

promptly, upon the earlier of receipt by the LLC of notice of and the LLC otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of the LLC or to effect any other distribution of the assets of the LLC among its members for the purpose of winding up its affairs;

(b)	immediately, upon receipt by the LLC of a request by a Unitholder to redeem such Unitholder’s Common Units, as contemplated in the A&R LLC Agreement; and

(c)

as soon as practicable upon the split, consolidation, reclassification, recapitalization or other change in the outstanding securities of the LLC and the issuance by the LLC of any Common Units or rights to acquire Common Units (other than the issuance of Common Units and rights to acquire Common Units contemplated in connection with the Letter Agreement).

2.7	Notification by Cresco US Corp. of Certain Events

In order to assist Pubco in complying with its obligations hereunder and to permit Pubco to exercise a direct exchange of Redeemable Corporation Shares pursuant to the terms of the articles of incorporation of Cresco US Corp., Cresco US Corp. will notify Pubco of each of the following events at the time set forth below:

(a)

promptly, upon the earlier of receipt by Cresco US Corp. of notice of and Cresco US Corp. otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Cresco US Corp. or to effect any other distribution of the assets of Cresco US Corp. among its members for the purpose of winding up its affairs;

(b)

immediately, upon receipt by Cresco US Corp. of a request by a Redeemable Share Shareholder to redeem such shareholder’s Redeemable Corporation Shares, as contemplated in the articles of incorporation of Cresco US Corp.; and

(c)

as soon as practicable upon the split, consolidation, reclassification, recapitalization or other change in the outstanding securities of Cresco US Corp. and the issuance by Cresco US Corp. of any Redeemable Corporation Shares or rights to acquire Redeemable Corporation Shares (other than the issuance of Redeemable Corporation Shares and rights to acquire Redeemable Corporation Shares contemplated in connection with the Letter Agreement).

2.8	Delivery of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares

In furtherance of its obligations hereunder, upon notice from the LLC or Cresco US Corp. of any event that requires the LLC or Cresco US Corp. to cause to be delivered Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares to any holder of Common Units or Redeemable Corporation Shares, as applicable, Pubco shall forthwith deliver, or cause to be delivered through its transfer agent or otherwise, as the LLC or Cresco US Corp. may direct, the requisite number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares to be received by, or to the order of, the former holder of the surrendered Common Units or Redeemable Corporation Shares, as applicable, as the LLC or Cresco US Corp. shall direct, and shall if necessary, and subject to obtaining all necessary shareholder approvals (if any), issue new Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares for such purpose. All such Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim and encumbrance.

2.9	Listing of Pubco Subordinate Voting Shares

Pubco will in good faith take all such reasonable actions and do all such things as are reasonably necessary or desirable to cause all Pubco Subordinate Voting Shares to be delivered hereunder to be listed, quoted or posted for trading on the CSE and any other stock exchanges and quotation systems on which outstanding Pubco Subordinate Voting Shares have been listed by Pubco and remain listed and are quoted or posted for trading at such time (it being understood that any such Pubco Subordinate Voting Shares may be subject to transfer restrictions under applicable securities laws). Nothing in this Agreement shall require Pubco to register any securities pursuant to the United States Securities Exchange Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended, or to register or qualify any securities for distribution under a prospectus pursuant to any applicable Canadian securities laws or United States federal securities or state “blue sky” laws.

2.10	Proceeds from Public Issuance of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares

(a)

Except with respect to the issuance of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares pursuant to a redemption or exchange contemplated herein, the net proceeds received by Pubco from the issuance of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares may be contributed by Pubco to Cresco US Corp. in exchange for a number of Voting Shares equal to the number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares issued by Pubco. In the event that only a portion of the net proceeds received by Pubco from the issuance of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares are contributed by Pubco to Cresco US Corp. in exchange for Voting Shares, the number of Voting Shares issued to Pubco pursuant its contribution of a portion of such net proceeds shall be equal to the product of: (i) the number of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares issued by Pubco; and (ii) the percentage of net proceeds received by Pubco in exchange therefor which are contributed by Pubco to Cresco US Corp.

(b)

Following an issuance of Voting Shares pursuant to Section 2.10(a) above, the net proceeds received by Cresco US Corp. from the issuance of Voting Shares may be contributed by Cresco US Corp. to the LLC in exchange for a number of Common Units equal to the number of Voting Shares issued by Cresco US Corp. In the event that only a portion of the net proceeds received by Cresco US Corp. from the issuance of Voting Shares are contributed by Cresco US Corp. to the LLC in exchange for Common Units, the number of Common Units issued to Cresco US Corp. pursuant its contribution of a portion of such net proceeds shall be equal to the product of: (i) the number of Voting Shares issued by Cresco US Corp.; and (ii) the percentage of net proceeds received by Cresco US Corp. in exchange therefor which are contributed by Cresco US Corp to the LLC.

2.11	Reimbursement of Expenses

The parties hereto agree that certain actions taken by Pubco will inure to the benefit of Cresco US Corp., the LLC, shareholders of Cresco US Corp. and the members of the LLC. Therefore, Cresco US Corp. (and, to the extent provided in the A&R LLC Agreement, the LLC) will reimburse Pubco for any reasonable out-of-pocket expenses incurred on behalf of Cresco US Corp. or the LLC, including all fees, expenses and costs of becoming and being a public company (including expenses incurred in connection with public reporting obligations, information circulars, shareholder meetings, stock exchange fees, transfer agent fees, securities commission filing fees and offering expenses, including investment banking, brokerage or finder’s fees) and maintaining its corporate existence.

2.12	Tender Offers

So long as any Common Units not owned by Cresco US Corp. or its affiliates are outstanding or any Redeemable Corporation Shares not owned by Pubco or its affiliates are outstanding, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, arrangement, business combination or similar transaction with respect to Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares (an “Offer”) is proposed by Pubco or is proposed to Pubco or its shareholders and is recommended by the board of directors of Pubco, or is otherwise effected or to be effected with the consent or approval of the board of directors of Pubco, and the Common Units are not redeemed by the LLC or purchased by Cresco US Corp. or Pubco pursuant to the terms of the A&R LLC Agreement or the Redeemable Corporation Shares are not redeemed by Cresco US Corp. or purchased by Pubco pursuant to the terms of the articles of incorporation of Cresco US Corp., Pubco will use its reasonable efforts in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Common Units (other than Cresco US Corp. and its affiliates) and Redeemable Corporation Shares (other than Pubco and its affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, without discrimination. Without limiting the generality of the foregoing, Pubco will use its reasonable efforts in good faith to ensure that holders of Common Units and Redeemable Corporation Shares may participate in each such Offer without being required to redeem Common Units as against the LLC and Redeemable Corporation Shares against Cresco US Corp. (or, if so required, to ensure that any such redemption, shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer).

2.13	Ordinary Market Purchases

For greater certainty, nothing contained in this Agreement shall limit the ability of Pubco (or any of its subsidiaries, including without limitation, Cresco US Corp. or the LLC) to make ordinary market purchases of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares in accordance with applicable laws and regulatory and stock exchange requirements.

ARTICLE 3

PUBCO SUCCESSORS

3.1	Certain Requirements in Respect of Combination, etc.

As long as any outstanding Common Units are owned by any Person other than Cresco US Corp. or any of its affiliates or any outstanding Redeemable Corporation Shares are owned by any Person other than Pubco or any of its affiliates, Pubco shall not consummate any transaction (whether by way of reconstruction, recapitalization, reorganization, consolidation, arrangement, merger, amalgamation, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or of the continuing corporation resulting therefrom unless:

(a)

such other Person or continuing corporation (the “Pubco Successor”) by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, before or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by Pubco Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Pubco Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of Pubco under this Agreement; and

(b)

such transaction shall be upon such terms and conditions as to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or the holders of the Common Units and Redeemable Corporation Shares.

3.2	Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the parties, if required by Section 3.1, shall execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Pubco Successor shall possess and from time to time may exercise each and every right and power of Pubco under this Agreement in the name of Pubco or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Pubco or any officers of Pubco may and shall be done and performed with like force and effect by the directors or officers of such Pubco Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Pubco (other than Cresco US Corp. and the LLC) with or into Pubco or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Pubco (other than Cresco US Corp. and the LLC) (provided that all of the assets of such subsidiary are transferred to Pubco or another wholly-owned direct or indirect subsidiary of Pubco) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary (other than Cresco US Corp. and the LLC) of Pubco among the shareholders or members of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 3.

ARTICLE 4

GENERAL

4.1	Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Common Units (or securities or rights convertible into or exchangeable for or carrying rights to acquire Common Units) are held by any Person other than Cresco US Corp. and any of its affiliates and no Redeemable Corporation Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Redeemable Corporation Shares) are held by any Person other than Pubco and any of its affiliates.

4.2 Changes in Capital of Pubco, Cresco US Corp. and the LLC

(a)

In the event of a reclassification, consolidation, split, dividend of securities or other recapitalization of Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, Cresco US Corp. Shares or Common Units, Pubco, Cresco US Corp. and the LLC, as applicable, shall undertake all actions necessary and appropriate to maintain the same ratios between the number Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, the number of Cresco US Corp. Shares and the number Common Units issued and outstanding immediately prior to any such reclassification, consolidation, split, dividend of securities or other recapitalization, including, without limitation, also effecting a reclassification, consolidation, split, dividend of securities or other recapitalization with respect to, as applicable, the Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, Cresco US Corp. Shares and Common Units.

(b)

At all times after the occurrence of any event as a result of which Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, Cresco US Corp. Shares or Common Units (or any combination of the foregoing) are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Pubco Proportionate Voting Shares and/or Pubco Subordinate Voting Shares, Cresco US Corp. Shares or Common Units (or any combination of the foregoing) are so changed and the parties hereto shall execute and deliver an agreement in writing evidencing such necessary amendments and modifications.

4.3	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4	Amendments, Modifications

(a)

Subject to Sections 4.2, 4.3 and 4.5, this Agreement may not be amended or modified except by an agreement in writing executed by the LLC, Cresco US Corp. and Pubco and approved by the holders of a majority of the outstanding Common Units in accordance with the terms of the A&R LLC Agreement and the holders of a majority of the outstanding Cresco US Corp. Shares in accordance with the terms of the articles of incorporation of Cresco US Corp.

(b)	No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5	Ministerial Amendments

Notwithstanding the provisions of Section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Common Units or the Cresco US Corp. Shares, amend or modify this Agreement for the purposes of:

(a)

adding to the covenants of any or all parties if the manager of the LLC, the board of directors of Cresco US Corp. and the board of directors of Pubco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Common Units or the Redeemable Corporation Shares, in both cases as a whole other than Pubco and its affiliates;

(b)

making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the manager of the LLC, the board of directors of Cresco US Corp. and the board of directors of Pubco, it may be expedient to make, provided that each such manager or board of directors, as the case may be, shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Common Units or Redeemable Corporation Shares, in both cases as a whole other than Pubco and its affiliates; or

(c)

making such changes or corrections which, on the advice of counsel to the LLC, Cresco US Corp. and Pubco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the manager of the LLC, the board of directors of Cresco US Corp. and the board of directors of Pubco shall be of the good faith opinion that such changes or corrections will not be prejudicial to the interests of the holders of the Common Units or Redeemable Corporation Shares, in both cases as a whole other than Pubco and its affiliates.

4.6 Meeting to Consider Amendments

The LLC, at the request of Pubco, shall submit to the holders of the Common Units a written consent or otherwise call a meeting of the holders of Common Units, and Cresco US Corp., at the request of Pubco, shall submit to the holders of the Cresco US Corp. Shares a written consent or otherwise call a meeting of the holders of Cresco US Corp. Shares, for the purpose of considering any proposed amendment or modification requiring approval under Section 4.4. Any such meeting or meetings shall be called and held in accordance with the A&R LLC Agreement of the LLC or the articles of incorporation of Cresco US Corp., as applicable, and all applicable laws.

4.7	Affiliates

It is hereby acknowledged by the parties that references herein to affiliates of Pubco, Cresco US Corp. or the LLC shall not include for the purpose of such references holders of Pubco Super Voting Shares of Pubco.

4.8	Enurement & Assignment

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that any attempted assignment of the rights and obligations of this Agreement by any party hereto to a third-party shall be null and void ab initio unless the requirements of Article 3 are satisfied in connection with such assignment.

4.9	Notices to Parties

All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given if delivered personally or by electronic communication to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

(a)	if to Pubco, at:

520 W Erie St #220,

Chicago, IL 60654

Attention:    John Schetz

Email:          john.schetz@crescolabs.com

(b)	if to the LLC, at:

520 W Erie St #220,

Chicago, IL 60654

Attention:    John Schetz

Email:          john.schetz@crescolabs.com

(c)	if to Cresco US Corp., at:

520 W Erie St #220,

Chicago, IL 60654

Attention:    John Schetz

Email:          john.schetz@crescolabs.com

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by electronic communication shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day or the notice or other communication was sent after 5:00 p.m. (Central Standard Time), in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10	Counterparts

This Agreement, may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11	Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4.12	Attornment

Each of the parties hereto agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and each of the LLC and Cresco US Corp. hereby appoints Pubco at its registered office in the Province of British Columbia as attorney for service of process.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CRESCO LABS INC.

By:	/s/ Charles Bachtell
Name: Charles Bachtell
Title: Co-Founder & CEO

CRESCO U.S. CORP.

By:	/s/ Charles Bachtell
Name: Charles Bachtell
Title: Co-Founder & CEO

CRESCO LABS, LLC
by, CRESCO U.S. CORP., its sole Manager

By:	/s/ Charles Bachtell
Name: Charles Bachtell
Title: Co-Founder & CEO

Signature Page—Support Agreement